UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the

Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under

Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 000-33201

Republic Bancshares of Texas, Inc.

(Exact name of registrant as specified in its charter)

4200 Westheimer, Suite 101

Houston, Texas 77027

(281) 453-4100

(Address, including zip code, and telephone number, including area code of principal executive offices)

Common Stock, $1.00 par value

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty

to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(ii)	☐

Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(2)(i)	☐

Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(ii)	☐

Rule 12g-4(a)(2)(ii)	☐	Rule 15d-6	☐

Rule 12h-3(b)(1)(i)	☒

Approximate number of holders of record as of the certification or notice date: 240

Pursuant to the requirements of the Securities Exchange Act of 1934, Republic Bancshares of Texas, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 2, 2006

REPUBLIC BANCSHARES OF TEXAS, INC.

By:	/s/ C. P. Bryan
Name:	C. P. Bryan
Title:	President and Chief Executive Officer